CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

UPM-KYMMENE CORPORATION

(Translation of Registrant’s Name Into English)

ETELÄESPLANADI 2

FIN-00130 HELSINKI, FINLAND

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

UPM-Kymmene’s Interim Review for January-March 2003

UPM-Kymmene’s profitability suffers from weak market

Key figures:

•	Profit before extraordinary and non-recurring items EUR 115 million (1-3/2002: 217)
•	Earnings per share excluding non-recurring items EUR 0.15 (0.30) and including non-recurring items EUR 0.12 (0.29)
•	Turnover EUR 2,458 million (2,566)
•	Return on equity excluding non-recurring items 4.6% (9.2)
•	Return on capital employed excluding non-recurring items 5.8% (9.3)

President and CEO Juha Niemelä comments on the first quarter of the year:

“The market situation in the paper industry has been difficult during the early part of this year and we cannot be satisfied with recent results, which are well below the company’s targets. In fact, our primary objective now is to improve our profitability. We will further strengthen free cash flow by curbing investment and enhancing working capital turnover.”

“In addition, UPM-Kymmene will intensify its cost savings campaign covering all units and all functions. Cost-effectiveness will be improved and rationalization measures taken. The target is to save EUR 200 million by the beginning of 2005.”

“Despite the difficult economic situation our balance sheet has remained good. Over the past year UPM-Kymmene has reduced the net interest-bearing liabilities by EUR 500 million and the balance sheet total by EUR 1,200 million. Gearing at the end of March was as targeted 82%.”

“The near-term market outlook for the paper industry remains weak although demand for publication papers is expected to pick up slightly during the second quarter for seasonal reasons. Over the next few months, paper prices are expected to remain unchanged in Europe but to show a marginal improvement in North America,” concludes Mr Niemelä.

For more information, please contact:

Mr Juha Niemelä, President and CEO, UPM-Kymmene Corporation, tel. +358 203 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Corporate Communications

April 23, 2003

Webcasting and Conference Call Information

The news conference regarding the Interim Review will be broadcast on-line at UPM-Kymmene’s website www.upm-kymmene.com today at 13:30 Finnish time (11:30 GMT, 6:30 EST). The reply of the news conference will be available until May 7, 2003.

To participate in the UPM-Kymmene Conference Call, please dial +44 (0)20 7162 0184 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST) on April 23, 2003. The access code: UPM-Kymmene. Conference Call can be listened to until April 25, 2003 at the following phone number: +44 (0)20 8288 4459, access code: 536 582.

In the United States and Canada the Conference Call number is +1 334 323 6203, password: UPM-Kymmene. The reply will be heard at the following number +1 334 3236 222, access code: 536 582.

UPM-Kymmene Interim Review 1 January-31 March 2003

•	First-quarter earnings per share, excluding non-recurring items, were EUR 0.15 (0.22 for the fourth quarter and 0.30 for the first quarter of 2002).
•	Operating profit, excluding non-recurring items, was EUR 175 million, 7.1% of turnover (fourth quarter: 219 million and 8.4%).
•	The cash flow from operations per share was EUR 0.38 (fourth quarter: 0.84).
•	Turnover was EUR 2,458 million (fourth quarter: 2,617 million).

Earnings

•	First quarter of 2003 compared with fourth quarter of 2002

Turnover for the first quarter was EUR 2,458 million, compared with EUR 2,617 million for the fourth quarter of last year. Operating profit was EUR 171 million (173 million), including non-recurring charges of EUR 4 million (46 million). Excluding non-recurring items, operating profit was down by 20% at EUR 175 million (219 million). The weaker profitability is due mainly to the lower prices for printing and writing papers and the strengthening of the euro against the US dollar. Excluding non-recurring items, operating profit fell to 7.1% of turnover (8.4%).

Profit before extraordinary and non-recurring items was EUR 115 million (148 million) and including non-recurring items EUR 91 million (102 million). Non-recurring charges, due to the pending MACtac acquisition, were EUR 24 million, of which EUR 4 million is included in operating profit and EUR 20 million in financial expenses for covering the related EUR/USD exposure.

Profit for the period was EUR 61 million (84 million ) and earnings per share were EUR 0.12 (0.16).

Excluding non-recurring items, earnings per share were EUR 0.15 (0.22), return on equity was 4.6% (6.7) and return on capital employed 5.8% (7.0).

•	First quarter of 2003 compared with the same period last year

Turnover for January-March was down 4% on last year’s figure of EUR 2,566 million. The decrease in turnover is due to lower sales prices for paper. Paper deliveries increased by 4%. Operating profit, excluding non-recurring items, was EUR 175 million, down 38% on last year’s corresponding figure of EUR 284 million. The main reason for the weaker profitability was the lower prices for printing and writing papers, as well as the stronger euro. Operating profit, excluding non-recurring items, was 7.1% of turnover (11.1).

Lower net interest-bearing liabilities and lower interest rates meant that net interest expenses, EUR 65 million, were down year on year (84 million). However, net financial expenses increased from EUR 67 million to EUR 80 million due to EUR 14 million lower dividend income and exchange rate losses of EUR 18 million.

Excluding non-recurring items, earnings per share were EUR 0.15 (0.30), return on equity was 4.6% (9.2) and return on capital employed 5.8% (9.3).

Production and deliveries

Paper production for the first three months was 2,490,000 tonnes, 3% higher than the previous year’s first quarter figure of 2,406,000 tonnes. Paper deliveries totalled 2,384,000 tonnes (2,295,000 tonnes). The average capacity utilization rate was 87% (85%).

Due to low demand, production was curtailed by 350,000 tonnes (450,000 tonnes).

Financing

At the end of the review period the Group’s gearing ratio was 82% (91% at 31 March 2002) and equity to assets ratio 44.3% (40.5%).

Net interest-bearing liabilities were EUR 5,444 million (5,935 million). Since the beginning of the year, net interest-bearing liabilities have increased by EUR 159 million, after the dividend payment of EUR 362 million. The cash flow from operations, before capital expenditure and financing, was EUR 198 million (287 million).

Personnel

During the first three months of the year, the UPM-Kymmene Group had an average of 35,320 employees (36,198 for this period last year). The number at the end of March was 35,351 (36,214).

Capital expenditure

Gross capital expenditure, excluding acquisitions, for the first quarter of the year was EUR 139 million (126 million). Acquisitions and share purchases were less than EUR 1 million (5 million).

The largest ongoing projects are the expansion of the deinking plant at Shotton, the rebuild of the Pietarsaari pulp mill and a new paper machine at Changshu.

During the review period, the company decided to rebuild paper machine 2 at the Rauma mill at a cost of approximately EUR 30 million. The aim of the investment is to improve the quality of uncoated magazine paper and to reduce production costs.

Shares

UPM-Kymmene shares worth EUR 2,661 million were traded on the Helsinki Exchanges during the period January-March (3,203 million). The highest quotation, adjusted for the doubled number of shares, was EUR 16.90 in January and the lowest EUR 11.85 in March. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 48 million (30 million).

Following the 17 December 2002 announcement that the company was to redeem unconverted bonds from the FIM 960 million (EUR 161.5 million) convertible bond issue of 1994 between 2 January and 18 February, bonds with a value of EUR 36,084,735.40 were converted into 1,673,490 UPM-Kymmene shares. Those bondholders who did not request conversion were entitled to receive the principal of the bonds together with interest accrued up to the redemption date of 28 February 2003, however no later than within five years from the redemption date.

The Annual General Meeting held on 19 March 2003 decided to increase the share capital of the company through a one for one bonus issue. As a result, a total of 261,789,465 new shares were issued. Following the bonus issue, the number of shares in issue as of 31 March 2003 is 523,578,930.

The same meeting approved a proposal to buy back a minimum of 100 and a maximum of 24,600,000 own shares. The meeting authorized the Board of Directors to decide on the disposal of own shares bought back.

The meeting authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,000,000 shares.

Together with the authorization and share options, the number of shares may increase to a maximum of 650,778,930.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

On 19 March 2003, UPM-Kymmene received a notification that the holdings of investment funds of Capital Group Companies, Inc. of UPM-Kymmene’s share capital and voting rights had fallen to 4.95%. On 4 April 2003, the same shareholder announced that it owned 5.02% of the company’s share capital and voting rights.

Dividend

The Annual General Meeting held on 19 March 2003 approved the Board’s proposal that a dividend of EUR 1.50 per share be paid.

Board of Directors

The Annual General Meeting elected a new member, Dr. Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co. KG, to the Board of Directors. Mr. Martti Ahtisaari, former President of the Republic of Finland; Mr. Carl H. Amon III, Partner in the White & Case law firm; Mr. Michael C. Bottenheim, former Managing Director of Lazard Brothers; Mr. Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Mr. Juha Niemelä, President and CEO of UPM-Kymmene Corporation; Mr. Jorma Ollila, Chairman and CEO of Nokia Corporation; Mr. Gustaf Serlachius, Chairman of the Board of Gösta Serlachius Fine Arts Foundation, Ms. Donna Soble Kaufman, Canadian lawyer; and Mr. Vesa Vainio, LLM, were re-elected members of the Board of Directors.

At the Board of Directors assembly meeting, Mr. Vesa Vainio was re-elected Chairman. Mr. Gustaf Serlachius and Mr. Carl H. Amon III were elected Vice Chairmen.

In addition, the Board of Directors elected from its independent members an Audit Committee with Michael C. Bottenheim as Chairman, and Martti Ahtisaari and Gustaf Serlachius as members. A Human Resources Committee was elected with Vesa Vainio as Chairman, and Carl H. Amon III and Berndt Brunow as members. A Nomination Committee was elected with Gustaf Serlachius as Chairman, and Michael C. Bottenheim and Jorma Ollila as members.

Litigation

UPM-Kymmene announced in August 2002 that it had agreed to acquire Bemis Corporation’s MACtac business. The transaction has been approved by the relevant EU and Canadian authorities. On 15 April 2003, UPM-Kymmene received notice that the U.S. Department of Justice had filed a civil antitrust lawsuit to block the acquisition. The company strongly believes the transaction is pro-competition and pro-customer and intends to vigorously defend the acquisition during the court proceedings currently scheduled to commence in early June 2003.

As a separate matter, the Antitrust Division of the U.S. Department of Justice notified the company after the review period that it had opened “a criminal investigation into possible price fixing and other forms of collusion in the labelstock industry”. The company intends to fully cooperate with the U.S. Department of Justice in this investigation and has not made any provision in this regard.

Market outlook

Economic growth in Europe and North America has been subdued and growth forecasts have repeatedly been lowered. Paper demand is therefore expected to remain weak, especially in Europe. Overcapacity persists in most of the main paper grades.

Publication paper deliveries are expected to pick up somewhat in the second quarter for seasonal reasons. Prices are predicted to remain low in Europe, while prices for both coated and uncoated magazine papers are gradually increasing in North America. The near-term outlook for fine and speciality papers with regard to demand and pricing, is stable. The markets for converted products are also expected to continue steady. A seasonal improvement is anticipated in the demand for wood products.

Excluding acquisitions, capital expenditure for the whole year is expected to be about EUR 700 million.

Divisional reviews

Magazine Papers

	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002
Turnover, EUR million	764	941	894	905	837
Operating profit, EUR million(1)	29	(46)	101	77	93
– % of turnover	3.8	(4.9)	11.3	8.5	11.1
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	43	97	115	92	107
– % of turnover	5.6	10.3	12.9	10.2	12.8
Deliveries, 1000 t	1,071	1,263	1,181	1,153	1,021
Capacity utilization rate, %	85	87	90	81	81

(1)	The fourth quarter of 2002 includes non-recurring charges of EUR 128 million.

Turnover for the first three months was 9% lower than for this period last year. Deliveries were up by 5% because of good U.S. demand. The average capacity utilization rate was 85%. While capacity utilization rates remained low in Europe, the North American mills operated at full capacity, following the closure of two paper machines at the Blandin mill in January. Profitability was weaker than for the corresponding period in 2002 due to lower prices and the stronger euro, which adversely affected sales to non-European markets. Demand for coated magazine paper grew by 4% while demand for uncoated magazine paper declined by 3% in Western Europe compared with January-March last year. In the United States, demand for coated paper rose by a notable 12% but that for uncoated fell by 6%. Compared with the first quarter last year, market prices for magazine papers were 9% lower in Western Europe and 4% lower in the United States.

Excluding non-recurring items, profitability for the first quarter was weaker than that for the last quarter of 2002 due mainly to lower prices and the stronger euro. Magazine paper prices continued to be under pressure in Europe, but started to improve in North America.

Newsprint

	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002
Turnover, EUR million	305	347	358	336	340
Operating profit, EUR million(1)	18	46	48	37	31
– % of turnover	5.9	13.3	13.4	11.0	9.1
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	28	57	58	47	50
– % of turnover	9.2	16.4	16.2	14.0	14.7
Deliveries, 1000 t	594	617	664	609	577
Capacity utilization rate, %	89	88	92	88	83

(1)	First quarter of 2002 includes non-recurring charges of EUR 8 million.

Turnover for the three months to March was down by 10% on the same period last year. The decline was due to lower prices. Deliveries rose by 3%, partly due to changes in product mix. The capacity utilization rate was 89%. Profitability was down as contract prices declined and weak European demand continued.

Compared to the first quarter of 2002, demand for newsprint was flat in Western Europe but rose by 7% in the United States.

Market prices for newsprint in Western Europe dropped by 10% at the turn of the year.

Operating profit for the first quarter declined from the fourth quarter of last year. Both delivery volumes and prices were lower in Western Europe. Sales to markets outside Europe continued high due to the weak European market.

Fine and Speciality Papers

	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002
Turnover, EUR million	588	610	612	625	602
Operating profit, EUR million	76	63	111	91	94
– % of turnover	12.9	10.3	18.1	14.6	15.6
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	77	64	112	92	96
– % of turnover	13.1	10.5	18.3	14.7	15.9
Deliveries, 1000 t	704	690	714	688	682
Capacity utilization rate, %	88	80	91	91	93

Turnover for the first three months was slightly lower than for this period last year. Deliveries were up by 3%. The capacity utilization rate for the fine and speciality paper machines averaged 88%. The speciality paper machines operated at an average of over 90% of capacity. Operating profit was down on the same period last year due to lower prices and higher pulp costs.

Demand for uncoated fine paper in Western Europe declined by 2% while coated fine paper demand was unchanged compared to January-March last year. Market prices for fine papers in Western Europe were 8-10% lower than in the first quarter last year.

Profitability for the first quarter was better than for the last quarter of 2002 due to improved seasonal demand. Prices continued to slide somewhat. In Asia, demand and prices were firm.

The market for speciality papers continued to be stable. Label paper production had to take some downtime, whereas the packaging paper market was strong.

Converting Industry

	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002
Turnover, EUR million	365	357	393	398	393
Operating profit, EUR million	16	9	20	18	23
– % of turnover	4.4	2.5	5.1	4.5	5.9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	17	10	21	20	24
– % of turnover	4.7	2.8	5.3	5.0	6.1

Turnover for the first quarter was down 7% on last year as a result of the sale of Walki Films. Operating profit was down compared with January-March last year, mainly due to strong competition and somewhat lower prices affecting self-adhesive labelstock and siliconized papers. Walki Wisa’s profitability was little changed. The stronger euro also had a negative impact on both turnover and operating profit.

First-quarter operating profit for the Converting Industry improved on the final quarter of last year. The market situation for converted products has remained somewhat weak but stable.

Wood Products Industry

	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002
Turnover, EUR million	375	380	358	404	347
Operating profit, EUR million	10	10	5	14	8
– % of turnover	2.7	2.6	1.4	3.5	2.3
Production, sawn timber, 1000 m3	565	583	443	526	499
Production, plywood, 1000 m3	246	248	198	238	221

Compared to January-March last year, turnover rose by 8%, as sawn timber and plywood deliveries increased. Prices for sawn timber were somewhat higher. The profitability of sawmilling improved but was still poor. Plywood operations and the distribution of wood-based building materials maintained their level of profitability.

Profitability for the first quarter was about the same as for the fourth quarter of last year. Demand for sawn timber and plywood was good, while the distribution business also enjoyed lively demand.

Other operations

EUR million	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002
Turnover	193	145	134	156	148
Operating profit
– Forestry department, Finland	11	5	15	8	9
– Energy department, Finland	15	9	14	13	15
– Share of results of associated companies	12	8	24	10	18
– Group administration and other(1)	(16)	69	6	3	(17)
– Total	22	91	59	34	25

(1)	Includes capital gains on sales of listed shares: EUR 81 million in the fourth quarter of 2002.

The forestry department’s operating profit was similar to January-March last year. The energy department also showed the same profitability. The share of the results of associated companies fell due to lower profit by the pulp producer Metsä-Botnia. Although pulp prices denominated in U.S. dollars rose, the positive impact on profitability was offset by the stronger euro.

Trading in wood raw material was brisk during the first quarter. Wood prices at the mill gate were roughly the same as during this period last year. The market price of electricity was significantly higher than last year due to the shortage of hydropower in the Nordic countries. The average price of long-fibre market pulp rose to USD 480/tonne, compared to USD 450/tonne in the first quarter of last year.

Helsinki, 23 April 2003

Board of Directors

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

This Interim Review is unaudited.

Earnings

EUR million	1-3/ 2003	1-3/ 2002	Change	Change %	1-12/ 2002
Turnover	2,458	2,566	(108)	(4.2%)	10,475
Other operating income	9	6	3		155
Costs and expenses	(2,084)	(2,078)	(6)		(8,610)
Share of results of associated companies	12	18	(6)		60
Depreciation and value adjustments(1)	(224)	(238)	14		(1,018)
Operating profit	171	274	(103)	(37.6%)	1,062
– % of turnover	7.0	10.7	(3.7)		10.1
– % of turnover, excluding non-recurring items	7.1	11.1	(4.0)		10.6
Financial income and expenses	(80)	(67)	(13)		(273)
Profit before extraordinary items	91	207	(116)	(56.0%)	789
– % of turnover	3.7	8.1	(4.4)		7.5
Extraordinary income	—	—	—		—
Extraordinary expenses	—	—	—		—
Profit after extraordinary items	91	207	(116)	(56.0%)	789
Income taxes	(30)	(60)	30		(241)
Minority interests	—	1	(1)		2
Profit for the period	61	148	(87)	(58.8%)	550
Earnings per share, EUR	0.12	0.29	(0.17)	(58.6%)	1.06
Earnings per share, excluding non-recurring items, EUR	0.15	0.30	(0.15)	(50.0%)	1.12
(1) Depreciation and value adjustments include
Amortization of goodwill	(27)	(28)	1		(112)
Value adjustments	—	(8)	8		(91)

Balance sheet

EUR million	31.3.2003	31.3.2002	Change	Change %	31.12.2002
Intangible assets	352	347	5		364
Goodwill on consolidation	1,959	2,057	(98)		1,987
Tangible assets	8,142	8,876	(734)		8,253
Investments held as non-current assets	1,457	1,549	(92)		1,507
Non-current assets, total	11,910	12,829	(919)	(7.2%)	12,111

Stocks	1,360	1,421	(61)		1,288
Receivables	1,502	1,718	(216)		1,550
Cash in hand and at bank	201	250	(49)		425
Total assets	14,973	16,218	(1,245)	(7.7%)	15,374

Shareholders’ equity	6,592	6,530	62		6,920
Minority interest	33	27	6		33
Provisions	436	426	10		450
Deferred tax liability	585	660	(75)		645
Non-current liabilities	4,868	5,321	(453)		5,139
Current liabilities	2,459	3,254	(795)		2,187
Total equity and liabilities	14,973	16,218	(1,245)	(7.7%)	15,374

Cash flow

EUR million	1-3/ 2003	1-3/ 2002	Change	1-12/ 2002
Operating profit	171	274	(103)	1,062
Depreciation and other adjustments	201	224	(23)	862
Change in working capital	(72)	(110)	38	(144)
Financial income and expenses and income taxes paid	(102)	(101)	(1)	(351)
Cash from operating activities	198	287	(89)	1,429

Acquisitions and share purchases	(1)	(9)	8	(41)
Other investments and purchases of tangible and intangible assets	(133)	(126)	(7)	(571)
Asset sales and decrease in non-current receivables	3	20	(17)	171
Cash used in investing activities	(131)	(115)	(16)	(441)

Cash flow before financing activities	67	172	(105)	988

Dividends paid	(362)	—	(362)	(388)
Change in loans and other financial items	78	(344)	422	(609)
Cash used in financing activities	(284)	(344)	60	(997)
Change in cash and cash equivalents	(217)	(172)	(45)	(9)

Key figures

	1-3/ 2003	1-3/ 2002	Change	1-12/ 2002
Earnings per share, EUR	0.12	0.29	(0.17)	1.06
Diluted earnings per share, EUR	0.12	0.28	(0.16)	1.05
Return on equity, %	3.6	8.8	(5.2)	8.0
Return on capital employed, %	5.1	9.0	(3.9)	8.4
Cash flow from operations per share, EUR	0.38	0.55	(0.17)	2.75
Equity to assets ratio at end of period, %	44.3	40.5	3.8	45.3
Gearing ratio at end of period, %	82	91	(9)	76
Equity per share at end of period, EUR	12.59	12.62	(0.03)	13.30
Net interest-bearing liabilities, EUR million	5,444	5,935	(491)	5,285
Gross capital expenditure, incl. acquisitions, EUR million	139	131	8	613
– % of turnover	5.7	5.1	0.6	5.9
Gross capital expenditure, excl. acquisitions, EUR million	139	126	13	561
– % of turnover	5.7	4.9	0.8	5.4
Personnel at end of period	35,351	36,214	(863)	35,579
No. of shares, average (1000) (1)	521,757	517,442	4,315	518,935
No. of shares at end of period (1000)	523,579	517,554	6,025	520,232

(1)	Previous years have been adjusted to correspond one-for-one bonus issue.

Contingent liabilities

EUR million	31.3.2003	31.3.2002	Change	31.12.2002
On own behalf (1)	281	441	(160)	276
On behalf of associated companies	42	47	(5)	41
On behalf of others	6	12	(6)	9
Pension liabilities	3	3	0	3
Leasing commitments	112	75	37	133

(1) Includes securities for Miramichi’s bond loans	—	154	(154)	—

Values of derivative agreements

EUR million	Market value 31.3.2003	Market value 31.3.2002	Market value 31.12.2002	Nominal value 31.3.2003	Nominal value 31.3.2002	Nominal value 31.12.2002
Currency derivatives
Forward contracts	74	(11)	66	3,584	3,025	3,562
Options, bought	—	—	—	7	—	—
Options, written	—	—	—	7	1	—
Swaps	(24)	11	6	603	276	249

Interest rate derivatives
Forward contracts	(9)	5	(9)	6,550	6,222	6,553
Options, bought	—	—	—	—	—	—
Options, written	—	—	—	—	—	—
Swaps	264	13	275	3,717	3,374	4,042

Other derivatives
Forward contracts	3	—	(7)	19	19	33

Quarterly figures

EUR million	1-3/2003	10-12/2002	7-9/2002	4-6/2002	1-3/2002	1-12/2002
Turnover
Paper Industry
– Magazine Papers	764	941	894	905	837	3,577
– Newsprint	305	347	358	336	340	1,381
– Fine and Speciality Papers	588	610	612	625	602	2,449
Converting Industry	365	357	393	398	393	1,541
Wood Products Industry	375	380	358	404	347	1,489
Other Operations	193	145	134	156	148	583
Internal sales	(132)	(163)	(136)	(145)	(101)	(545)
Turnover, total	2,458	2,617	2,613	2,679	2,566	10,475

Operating profit(1)
Paper Industry
– Magazine Papers	29	(46)	101	77	93	225
– Newsprintt	18	46	48	37	31	162
– Fine and Speciality Papers	76	63	111	91	94	359
Converting Industry	16	9	20	18	23	70
Wood Products Industry	10	10	5	14	8	37
Other Operations	22	91	59	34	25	209
Operating profit, total	171	173	344	271	274	1,062
– % of turnover	7.0	6.6	13.2	10.1	10.7	10.1
Non-recurring items in operating profit	(4)	(46)	4	6	(10)	(46)
Operating profit excluding non-recurring items	175	219	340	265	284	1,108
– % of turnover	7.1	8.4	13.0	9.9	11.1	10.6

Dividend income	3	1	1	2	17	21
Exchange differences(2)	(18)	—	—	2	—	2
Other financial income and expenses	(65)	(72)	(64)	(76)	(84)	(296)
Profit before extraordinary items	91	102	281	199	207	789
Non-recurring items, total	(24)	(46)	4	6	(10)	(46)
Profit before extraordinary and non-recurring items	115	148	277	193	217	835

Extraordinary items	—	—	—	—	—	—
Profit after extraordinary items	91	102	281	199	207	789
Income taxes	(30)	(19)	(95)	(67)	(60)	(241)
Minority interest	—	1	—	—	1	2
Profit for the period	61	84	186	132	148	550
Earnings per share, EUR	0.12	0.16	0.36	0.25	0.29	1.06
Earnings per share excluding non-recurring items, EUR	0.15	0.22	0.35	0.25	0.30	1.12
Average no. of shares (1000)	521757	520098	520015	518060	517442	518936
Return on equity excluding non-recurring items, %	4.6	6.7	10.8	7.7	9.2	8.4
Return on capital employed excluding non-recurring items, %	5.8	7.0	10.7	8.4	9.3	8.8
Operating cash flow per share, EUR	0.38	0.84	0.57	0.79	0.55	2.75

(1)	The divisional operating profits include non-recurring charges as follows: first quarter of 2002 EUR 8 million for the Newsprint business and fourth quarter EUR 128 million for the Magazine Papers business.

(2)	January-March 2003 includes costs of EUR 20 million of covering the foreign exchange exposure related to the planned acquisition of MACtac.

Deliveries and production

	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-12/ 2002
Deliveries
Magazine papers, 1000 t	1,071	1,263	1,181	1,153	1,021	4,618
Newsprint, 1000 t	594	617	664	609	577	2,467
Fine and Speciality papers, 1000 t	704	690	714	688	682	2,774
Converting Industry papers, 1000 t	15	13	16	15	15	59

Production
Paper, 1000 t	2,490	2,502	2,659	2,479	2,406	10,046
Capacity utilization, paper production, %(1)	87	85	91	86	85	87
Sawn timber, 1000 m3	595	619	479	572	531	2,201
Plywood, 1000 m3	246	248	198	238	221	905
Chemical pulp, 1000 t	541	506	561	513	522	2,102

(1)	Starting from the beginning of 2003, capacity utilization rates have been calculated using a new formula based on 365 days/year. Previous years have been restated accordingly.

Key exchange rates for the euro at end of period

	31.3.2003	31.12.2002	30.9.2002	30.6.2002	31.3.2002
USD	1.0895	1.0487	0.9860	0.9975	0.8724
CAD	1.6037	1.6550	1.5566	1.5005	1.3923
JPY	129.18	124.39	119.67	118.20	115.15
GBP	0.6896	0.6505	0.6295	0.6498	0.6130
SEK	9.2608	9.1528	9.1516	9.1015	9.0304

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPM-KYMMENE CORPORATION

Date:	April 23, 2003	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

		By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations